Filed pursuant to Rule 497
SEC File No. 333-231921
Rule 482ad

EAGLE POINT INCOME COMPANY

INVESTOR PRESENTATION





JULY 23, 2019

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is an externally managed, non-diversified closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs"). The Company is externally managed and advised by Eagle Point Income Management LLC.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company Inc. (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. Investment Portfolio as of June 30, 2019

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT INCOME COMPANY INC.





INTRODUCTION TO EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc.	
IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective is to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-Rated CLO Debt[1] ▪ Up to 20% of assets may be invested in CLO equity and related securities and investments[2]
Market Capitalization	▪ $116 million, as of July 23, 2019[3]
Distributions	▪ The Company intends to make regular monthly distributions equal to approximately 8% annualized of the IPO price per share of common stock of $19.89[4]

The Adviser: Eagle Point Income Management LLC	
History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management LLC was formed in 2012 by Thomas Majewski and Stone Point Capital LLC as a specialist investment manager focused exclusively on CLOs and related investments ▪ Eagle Point is headquartered in Greenwich, CT and has 27 professionals
Asset Under Management	▪ Approximately $3.0 billion managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors as of May 31, 2019

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.

2. As measured at the time of investment and primarily via minority ownership positions.

3. Based on 5,856,159 shares of common stock at initial public offering price of $19.89 per share of common stock.

4. The Company anticipates declaring a distribution of approximately $0.1547 per share of common stock in the aggregate for the partial month of July 2019 and a full month of August 2019, and a distribution of approximately $0.1326 per share of common stock for the month of September 2019 (in each case, if continued, such amount to equal approximately 8% annualized of the IPO price per share). In the event of a distribution, the Company anticipates a portion of such distributions, if made, to be paid from income primarily generated by interest income earned on the Company's investment portfolio, and a portion of such distributions may also comprise a return of capital. No assurance can be given that the Company will be able to declare such distributions in future periods, and its ability to declare and pay distributions will be subject to a number of factors, including the Company's results of operations.



EIC Highlights

EAGLE POINT INCOME COMPANY

CLO Junior Debt is an Attractive Asset Class	▪ BB-Rated CLO Debt has had a relatively **low historical default rate** of 7 bps per annum[1] ▪ We believe that BB-Rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 25 of the past 27 years[2]
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments ▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

1. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 6.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.



Why Invest in BB-Rated CLO Debt?

EAGLE POINT INCOME COMPANY

Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-Rated CLO Debt was 1.5% (or ~ 7 bps per annum)[2]



1.5%
(20 out of 1,347 tranches)
98.5%
(1,327 out of 1,347 tranches)
BB-Rated CLO Debt tranches that did not default
BB-Rated CLO Debt tranches that defaulted

Potential For Higher Returns

The spread on BB-Rated CLO Debt is currently 381 to 398 bps in excess of that on senior secured loans and high yield bonds



J.P. Morgan CLO BB Post-Crisis Discount Margin
J.P. Morgan BB HY Spread to Worst (over swaps)
J.P. Morgan Leveraged Loan Index BB Spread to 3-yr
1,150
950
750
550
350
150
682 bps
301 bps
284 bps
Incremental Return Opportunities
1/1/14
5/1/14
9/1/14
1/1/15
5/1/15
9/1/15
1/1/16
5/1/16
9/1/16
1/1/17
5/1/17
9/1/17
1/1/18
5/1/18
9/1/18
1/1/19
5/1/19

Source: J.P. Morgan, as of 6/30/19.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-Rated CLO debt is a floating rate security that pays interest based on the 3-month LIBOR, plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-Rated CLO Debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
INCOME COMPANY

INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Managing Partner

Member of Eagle Point's Board and Investment Committee

25
Years in
Financial Services

19
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

13
Years in
Financial Services

13
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

23
Years in
Financial Services

17
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers

- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers



INVESTMENT PROCESS

Investment Strategy and Process

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- The Adviser believes that Eagle Point's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**

Goal

Outperform the CLO market over the long-term

Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.





CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the institutional senior secured loan market[1]



U.S. Leveraged Loans Outstanding ($ Billions)[1]

- 2013: $681
- 2014: $830
- 2015: $881
- 2016: $887
- 2017: $959
- 2018: $1,150
- 6/30/19: $1,204



U.S. CLO Outstanding ($ Billions)[2]

CLOs Oustanding ($B)
CLO Count (#)

- 2013: $299
- 2014: $371
- 2015: $427
- 2016: $445
- 2017: $495
- 2018: $586
- 6/30/19: $627

Demand for Senior Secured Loans[1,3]



Other Investors 42%

CLOs 58%

1. Source: S&P Capital IQ.
2. Source: Thomson Reuters LPC; Refinitiv.
3. Represents average demand for newly issued leveraged loans from 2016 through 2018.

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Material of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Reduces interest rate risk associated with fixed rate bonds
Low LTV	In general, senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Borrower Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
2. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only.



Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.6%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
YTD 6/30/19	5.4%

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1.   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

48.9% 56.4% 48.2% 44.7% 37.3%

23.6%
Cumulative
Repayments

8.8% 14.8% 26.9% 40.1% 38.7% 46.9% 27.6% 21.1% 29.6% 38.1% 24.1%

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Source: S&P LCD.

CLO MARKET OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans



EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-Rated CLO Debt



CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO Debt
The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no forced selling)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., not static)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.



CLO MARKET OVERVIEW

Key Forms of Credit Enhancement for CLO Debt Investors

CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**
  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)
- **Excess Spread**
  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors
- **Non-Static Structure**
  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In the Adviser's opinion, these ''self-correcting'' structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





INVESTMENT PORTFOLIO

AS OF JUNE 30, 2019



INVESTMENT PORTFOLIO AS OF JUNE 30, 2019

Portfolio Summary

EAGLE POINT INCOME COMPANY

The Company's portfolio was 86% BB-Rated CLO Debt, 2% B-Rated CLO Debt, and 12% CLO Equity[1]

Summary Statistics[2]	
Weighted Average Coupon of CLO Debt	L + 5.83%
Weighted Average Price of CLO Debt	93.83%
Weighted Average Effective Yield of CLO Equity	15.35%

Asset Type Summary[1]



BB-Rated CLO Debt: $69.9M (86%)
B-Rated CLO Debt: $1.8M (2%)
CLO Equity: $9.5M (12%)

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

1. Represents the fair value of investments as of June 30, 2019.
2. Weighted Average Coupon of CLO Debt and Weighted Average Price of CLO Debt are based on relative par amounts as of June 30, 2019. Weighted Average Effective Yield of CLO Equity is based on relative cost as of June 30, 2019.

INVESTMENT PORTFOLIO AS OF JUNE 30, 2019
Portfolio Detail



Issuer	Investment	Principal Amount	Cost	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt						
Apidos CLO XXIX, Ltd.	CLO Secured Note - Class D	$5,900,000	$5,715,005	91.63	$5,406,170	L+5.25%
Battalion CLO XI Ltd.	CLO Secured Note - Class E	$4,600,000	$4,500,337	95.46	$4,391,160	L+5.98%
OZLM XXI, Ltd.	CLO Secured Note - Class D	$4,150,000	$4,043,167	92.34	$3,832,110	L+5.54%
Vibrant CLO VI, Ltd.	CLO Secured Note - Class E	$4,100,000	$4,026,576	93.57	$3,836,370	L+5.75%
Marathon CLO IX, Ltd.	CLO Secured Note - Class D	$4,050,000	$3,991,231	93.78	$3,798,090	L+6.05%
Carlyle US CLO 2018-2, Ltd.	CLO Secured Note - Class D	$3,750,000	$3,631,592	91.48	$3,430,500	L+5.25%
Rockford Tower CLO 2017-3, Ltd.	CLO Secured Note - Class E	$3,750,000	$3,717,095	93.67	$3,512,625	L+5.75%
Rockford Tower CLO 2018-2, Ltd.	CLO Secured Note - Class E	$3,750,000	$3,737,673	95.06	$3,564,750	L+6.00%
CIFC Funding 2018-1, Ltd.	CLO Secured Note - Class E	$3,675,000	$3,488,866	92.17	$3,387,248	L+5.00%
Barings CLO Ltd. 2018-II	CLO Secured Note - Class D	$3,650,000	$3,606,073	93.70	$3,420,050	L+5.55%
Black Diamond CLO 2017-1, Ltd.	CLO Secured Note - Class D	$3,600,000	$3,590,750	96.48	$3,473,280	L+6.60%
Marathon CLO XIII Ltd.	CLO Secured Note - Class D	$3,500,000	$3,325,166	95.00	$3,325,000	L+6.98%
Octagon Investment Partners 38, Ltd.	CLO Secured Note - Class D	$3,300,000	$3,227,992	94.44	$3,116,520	L+5.70%
CIFC Funding 2015-II, Ltd.	CLO Secured Note - Class E-R	$2,800,000	$2,800,000	96.94	$2,714,320	L+5.30%
CIFC Funding 2015-I, Ltd.	CLO Secured Note - Class E-RR	$2,600,000	$2,554,318	94.97	$2,469,220	L+6.00%
CIFC Funding 2019-III, Ltd.	CLO Secured Note - Class D	$1,900,000	$1,869,814	98.67	$1,874,730	L+6.80%
Vibrant CLO VIII, Ltd.	CLO Secured Note - Class D	$1,750,000	$1,694,237	92.67	$1,621,725	L+5.75%
Battalion CLO XII Ltd.	CLO Secured Note - Class E	$1,458,000	$1,404,320	94.29	$1,374,748	L+6.09%
Dryden 64 CLO, Ltd.	CLO Secured Note - Class E	$1,300,000	$1,280,368	93.98	$1,221,740	L+5.60%
Octagon Investment Partners 37, Ltd.	CLO Secured Note - Class D	$1,200,000	$1,173,651	92.58	$1,110,960	L+5.40%
Black Diamond CLO 2016-1, Ltd.	CLO Secured Note - Class D-R	$1,050,000	$979,711	88.85	$932,925	L+5.60%
Cook Park CLO, Ltd.	CLO Secured Note - Class E	$1,000,000	$981,759	92.72	$927,200	L+5.40%
Octagon Investment Partners 39, Ltd.	CLO Secured Note - Class E	$950,000	$941,777	94.67	$899,365	L+5.75%
Ares XLV CLO Ltd.	CLO Secured Note - Class E	$800,000	$785,146	97.96	$783,680	L+6.10%
York CLO-2 Ltd.	CLO Secured Note - Class E-R	$780,000	$745,963	94.09	$733,902	L+5.65%
Barings CLO Ltd. 2018-IV	CLO Secured Note - Class E	$750,000	$746,400	95.10	$713,250	L+5.82%
CIFC Funding 2018-II, Ltd.	CLO Secured Note - Class D	$950,000	$933,356	95.58	$908,010	L+5.85%
LCM XVIII, L.P.	CLO Secured Note - Class E-R	$600,000	$598,148	93.72	$562,320	L+5.95%
Assurant CLO IV, Ltd.	CLO Secured Note - Class E	$575,000	$575,419	100.04	$575,230	L+7.00%
Palmer Square CLO 2018-1, Ltd	CLO Secured Note - Class D	$570,000	$528,560	91.85	$523,545	L+5.15%
Carlyle US CLO 2018-1, Ltd.	CLO Secured Note - Class D	$550,000	$548,252	94.29	$518,595	L+5.75%
Dryden 37 Senior Loan Fund, Ltd.	CLO Secured Note - Class E-R	$500,000	$480,913	89.64	$448,200	L+5.15%
Madison Park Funding XXVII, Ltd.	CLO Secured Note - Class D	$500,000	$478,870	90.31	$451,550	L+5.00%
B-Rated CLO Debt						
CIFC Funding 2018-IV, Ltd.	CLO Secured Note - Class E	$2,000,000	$1,836,951	89.57	$1,791,400	L+7.70%
CLO Equity						
Marathon CLO XIII Ltd.	CLO Subordinated Note	$5,300,000	$4,889,250	92.25	$4,880,679	13.64%
Venture 37 CLO, Limited	CLO Subordinated Note	$5,200,000	$4,680,000	90.00	$4,659,677	17.13%



SELECTED MARKET DATA





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of March 31, 2019, this included approximately $220 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Loan Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of March 31, 2019, this included approximately $220 billion of outstanding loans.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830

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